UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-40007

Atotech Limited

(Translation of registrant’s name into English)

William Street, West Bromwich

West Midlands, B70 0BG

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On March 24, 2021, Atotech Limited (the “Company”) implemented the Atotech Limited Nonqualified Employee Stock Purchase and Matching Share Subplan (the “MSP”) pursuant to which certain of the Company’s eligible employees have the opportunity to purchase common shares of the Company (the “common shares”) and receive a proportional number of matching common shares from the Company at no cost. The MSP is a sub-plan of the 2021 Incentive Award Plan (the “2021 Plan”) and common shares granted under the MSP come from the 2021 Plan share reserve.

The MSP is initially expected to have two offering periods per year during which eligible employees may participate. During each offering period, participating employees may make contributions to the MSP equal to any amount between (i) $350 and (ii) 10% of their annual gross salary and target bonus for the year in which the offering period occurs; provided, however, that no employee may contribute over $25,000 to the MSP in one calendar year (or, if less, 10% of their gross annual base salary and target bonus). Generally, these contributions are then used to purchase common shares on a designated acquisition date following the end of the offering period at a per share purchase price equal to the New York Stock Exchange closing price of the common shares on such date. Contributions to the MSP are typically deducted from the participating employee’s net salary. For every four common shares purchased under the MSP, the employee generally receives one matching common share from the Company at no cost, although the Company reserves the right to issue an equivalent cash payment in lieu of such matching shares. All shares issued pursuant to the MSP, including purchased shares and matching shares, must generally be held in a designated individual custody account for at least one year following the date of issuance.

The foregoing description of the MSP does not purport to be complete and is qualified in its entirety by reference to the full text of the MSP, a copy of which is attached as Exhibit 99.1 hereto, and is incorporated by reference herein.

Exhibits

Exhibit Number	Description

99.1	Atotech Limited Nonqualified Employee Stock Purchase and Matching Share Subplan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 12, 2021

Atotech Limited

By:	/s/ Peter Frauenknecht
Name: Peter Frauenknecht
Title: Chief Financial Officer